SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                               November 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F ___X__  Form 40-F _____
                      -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _____         No __X__
                                -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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01/CAT/19

Page 1 of 2

FOR IMMEDIATE RELEASE

14.00 GMT 09.00 EST Thursday 1 November 2001

For Further Information Contact:
Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
------------------------------              ------------------------------------
Tel: +44 (0) 1763 263 233                   Tel: +44 (0) 20  7601 1000
David Chiswell, Chief Executive             Kevin Smith
Officer                                     Graham Herring
John Aston, Finance Director
Rowena Gardner, Head of Corporate
Communications

HGS                                         BMC Communications/The Trout Group
---                                         (USA)
                                            -----------------------------------
Tel: 001 301 309 8504                       Tel: 001 212 477 9007
David C Stump MD, SVP Drug Development      Brad Miles, ext 17 (media)
Jerry Parrott, VP Corporate Communications Brandon Lewis, ext.15 (investors) Kate De Santis, Director, Corporate
Communications & IR


          HUMAN GENOME SCIENCES ANNOUNCES PHASE I TRIAL OF A HUMAN
           MONOCLONAL ANTIBODY DISCOVERED IN COLLABORATION WITH
                       CAMBRIDGE ANTIBODY TECHNOLOGY

Melbourn, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) reports an announcement today from Human Genome Sciences, Inc., (NASDAQ:
HGSI) that the US Food and Drug Administration has approved its Investigational New Drug application to begin a phase I clinical trial for LymphoStat-B, formerly known as Anti-BLyS. LymphoStat-BTM is the first antibody to a genomics-derived target to enter clinical trials and was discovered and optimised in a collaboration between CAT and Human Genome Sciences, as part of their first alliance.

The trial will be a multi-centre, dose escalation study in patients with systemic lupus erythematosus to determine the safety and pharmacology of the drug in adult patients who are receiving standard therapies.

The full text of the Human Genome Sciences release and associated background information can be found on the Human Genome Sciences website at http://www/hgsi.com

                                   -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has an extensive phage antibody library, currently incorporating more than 100 billion distinct antibodies. This library forms the basis for the company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's partners include: Eli Lilly, Pfizer, BASF Pharma (Abbott), Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx, Elan and Xerion.
o In August 1999, CAT announced a collaborative agreement with HGS, expanded into a ten-year collaboration agreement in March 2000. The original agreement was based on utilising CAT's expertise in antibody development and high throughput screening for up to three target human proteins identified by and proprietary to HGS, in return for research funding.
     In addition, CAT stands to receive milestone and royalty payments on products developed in the collaboration. CAT is generating high potency, high affinity antibodies, specific for HGS proteins discovered through its genomics programmes and exploring their role in multiple disease indications for the development of novel therapeutics. The first nominated target was the protein BLyS (B Lymphocyte Stimulator), which has been implicated in a number of autoimmune and neoplastic syndromes. The 10-year expansion of the collaborative alliance with HGS involves joint research in the discovery and development of a wide range of antibody-based therapeutics. The partnership involves the combination and integration of HGS' gene sequence-based target discovery platform with CAT's proteomics and antibody development technology. CAT received upfront research funding from HGS as well as an equity investment.


This press release contains statements about Cambridge Antibody Technology Group plc (CAT) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Cambridge Antibody Technology Group PLC

Date __6, November 2001___              By      /s/ Rowena Gardner

                                        Name:   Rowena Gardner

                                        Title:  Head of Corporate
                                                Communications